SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

Hewitt Associates, Inc.

Hewitt Associates, Inc. (Issuer)

Class A Common Stock, Par Value $0.01 Per Share

Class B Common Stock, Par Value $0.01 Per Share

Class C Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Class A Common Stock: 42822Q100

Class B Common Stock: Not Applicable

Class C Common Stock: Not Applicable

(CUSIP Number of Class of Securities)

John M. Ryan

Chief Administrative Officer

Hewitt Associates, Inc.

100 Half Day Road, Lincolnshire, Illinois 60069

Telephone: (847) 295-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Helen R. Friedli, P.C.

Eric Orsic

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606-5096

Telephone: (312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$252,000,000	$29,661

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that an aggregate of 8,000,000 shares of class A common stock, par value $0.01 per share, class B common stock, par value $0.01 per share, and class C common stock, par value $0.01 per share are purchased at the maximum possible tender offer price of $31.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $29,661 Form or Registration No.: Schedule TO	Filing Party: Hewitt Associates, Inc. Date Filed: February 11, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2005 as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on February 25, 2005 (the “Schedule TO”) by Hewitt Associates, Inc., a Delaware corporation (“Hewitt” or the “Company”), relating to the tender offer to purchase for cash up to 8,000,000 shares, in the aggregate, of its class A common stock, par value $0.01 per share, class B common stock, par value $0.01 per share, and class C common stock, par value $0.01 per share, at a price not more than $31.50 nor less than $29.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 11, 2005 (the “Offer to Purchase”), and the accompanying letters of transmittal (the “Letters of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and related Letters of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B)(i)-(iii), respectively. The information in the tender offer is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

The Company has extended the tender offer, which was previously scheduled to expire at 12:00 Midnight, New York City time on Friday, March 11, 2005, until 12:00 Midnight, New York City time on Wednesday, March 16, 2005, unless further extended by the Company.

Item 4. Terms of Transaction

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Company has extended the tender offer, which was previously scheduled to expire at 12:00 Midnight, New York City time on Friday, March 11, 2005, until 12:00 Midnight, New York City time on Wednesday, March 16, 2005, unless further extended by the Company.

Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is amended to indicate that Michael R. Lee has advised Hewitt that he intends to tender 17,000 shares of class B common stock in the tender offer at the purchase price determined in the offer rather than at a specific price selected by him.

Item	12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(E)	Press Release dated March 9, 2005 (Updating the Company’s earnings outlook for its second quarter and 2005 fiscal year and announcing the extension of the tender offer).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEWITT ASSOCIATES, INC.

By:	/S/ JOHN M. RYAN
Name:	John M. Ryan
Title:	Chief Administrative Officer

Dated: March 9, 2005